# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION

May 26, 2022

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In the Matter of

**Sparta Healthcare Acquisition Corp.**
**2537 Research Blvd., Suite 201**
**Fort Collins, CO 80526**

**ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 333-256488

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Sparta Healthcare Acquisition Corp. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Sparta Healthcare Acquisition Corp. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 26, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief